Exhibit 99.21
U.S. Silver Reports Strong 3rd Quarter 2011 Results

TORONTO--(BUSINESS WIRE)--November 14, 2011--U.S. Silver Corporation (TSX: USA, US OTCQX: USSIF, Frankfurt: QE2) (“US Silver” or “the Company”) announced today strong third quarter, 2011 financial results;

•	Revenue of $28.3 million in the quarter, a 136% increase over the same period in 2010

•	Net income of $5.2 million in the quarter, compared to $0.5 million for the same period in 2010

•	Cash flow from operating activities of $5.4 million in the quarter, compared to $1.8 million for the same period in 2010

•	Cash on hand of $27.5 million at September 30, 2011 and continuing to grow

•	Silver production of 645,543 ounces in the quarter and 1,788,228 ounces year-to-date

“Strong operating performance and pricing continued through the 3rd quarter and we are pleased with the resulting financial performance for the Company,” stated Tom Parker, President and CEO. “These results have provided the Company with strong revenues and cash flows and a further strengthened balance sheet providing the resources to invest in and expand our asset base.”

For the three months ended (US$ millions)	Q3 2011	Q2 2011	Q1 2011

Revenue	$28.3	$30.8	$19.1
Cost of sales	17.1	18.5	10.9
General and administrative	1.1	1.1	0.7
Loss on hedge derivatives	1.6	1.3	0.6
Exploration	0.9	0.7	0.6
Selling and marketing	0.1	0.0	0.1
	$7.5	$9.2	$6.2
Other	0.1	0.2	(0.1)
Net income before tax	$7.6	$9.4	$6.1
Net income after tax	$5.2	$6.5	$4.2

Cash flow from operations	$5.4	$12.3	$7.2
Production
Silver (ounces)	645,543	648,322	494,363
Lead (pounds)	1,916,795	1,717,218	1,277,201
Copper (pounds)	317,127	321,724	259,401

Cash Costs ($/oz after by-product credits)	$17.57	$15.39	$17.97

Conference Call Dial-In Details

Financial and operating results will be discussed during an analyst and investor conference call with senior management today November 14th at 11 am EST. A question and answer session will follow management's presentation. Participants may email questions in advance of the call to info@us-silver.com

Participants may join the call by dialing toll free 1-888-231-8191 or 647-427-7450 for calls from outside Canada and the US. The Conference ID is 17798573. Please dial in 15 minutes prior to the call to secure a line. The conference call will be archived for replay from approximately three hours after the call until Monday, November 28st, 2011 at midnight. To access the archived conference call, please dial 1-855-859-2056 or (416) 849-0833 and enter the Conference ID 17798573.

U.S. Silver hosts a regular quarterly earnings conference call to provide an opportunity for investors and analysts to discuss the operating and financial results of the most recent quarter with senior management.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, IR Manager, 208-556-1535 ext. 2